UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 9, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

BioAmber Inc.

File No. 333-177917 - CF#27867

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BioAmber Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on November 14, 2011, as amended.

Based on representations by BioAmber Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.31	through March 25, 2023
Exhibit 10.33	through March 25, 2023
Exhibit 10.34	through April 15, 2014
Exhibit 10.35	through March 25, 2023
Exhibit 10.36	through December 31, 2013
Exhibit 10.37	through March 25, 2023
Exhibit 10.38	through March 25, 2023
Exhibit 10.44	through July 1, 2016
Exhibit 10.48	through September 1, 2018
Exhibit 10.50	through March 25, 2023
Exhibit 10.52	through April 15, 2015
Exhibit 10.58	through March 25, 2023
Exhibit 10.59	through June 30, 2015
Exhibit 10.62	through December 31, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig Slivka
Special Counsel